Exhibit 99.1

SOL-GEL TECHNOLOGIES LTD.

7 Golda Meir St., Weizmann Science Park, Ness Ziona, 7403650, Israel

+972-8-931-3433
________________________________

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON APRIL 8, 2020
________________________

Dear Sol-Gel Technologies Ltd. Shareholders:

We cordially invite you to attend a Special Meeting of Shareholders, or the Meeting, of Sol-Gel Technologies Ltd., or the Company, to be held at 8:30 a.m. (Israel time) on Wednesday, April 8, 2020, at our offices at 7 Golda Meir St., Weizmann Science Park, Ness Ziona, Israel.

The Meeting is being called for the following purposes:

(1)	To approve a private placement to M. Arkin Dermatology Ltd., the Company’s controlling shareholder; and

(2)	To approve an amendment to the 2014 Share Incentive Plan to increase the maximum number of ordinary shares of the Company reserved for issuance thereunder by 912,230 ordinary shares.

The Company is currently unaware of any other matters that may be raised at the Meeting. Should any other matters be properly raised at the Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Our Board of Directors unanimously recommends that you vote in favor of each of the above proposals, which are described in the attached Proxy Statement.

Shareholders of record at the close of business on Monday, March 2, 2020 are entitled to notice of and to vote at the Meeting.

Whether or not you plan to attend the Meeting, it is important that your shares be represented and voted at the Meeting. Accordingly, after reading the Notice of Special Meeting of Shareholders and accompanying Proxy Statement, please mark, date, sign and mail the enclosed proxy or voting instruction form as promptly as possible. If voting by mail, the proxy must be received by Broadridge Financial Solutions, Inc. ("Broadridge") or at our registered office at least 48 hours (or such shorter period as the Chairman of the Meeting may determine) prior to the appointed time of the Meeting to be validly included in the tally of ordinary shares voted at the Meeting. An earlier deadline may apply to receipt of your voting instruction form, if indicated therein. Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card and voting instruction form. Proxies may also be executed electronically via www.proxyvote.com by utilizing the control number sent to you. Shareholders who hold their shares in street name may be able to utilize the control number sent to them to submit their voting instruction to their brokers, trustees or nominees by other means, if so indicated on their voting instruction form. An electronic copy of the enclosed proxy materials is also available for viewing at http://ir.sol-gel.com/.

Sol-Gel Technologies Ltd.

SOL-GEL TECHNOLOGIES LTD.

7 Golda Meir St., Weizmann Science Park, Ness Ziona, 7403650, Israel

+972-8-931-3433
__________________________

PROXY STATEMENT
__________________________

SPECIAL MEETING OF SHAREHOLDERS

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors, or the Board, of Sol-Gel Technologies Ltd., which we refer to as Sol-Gel or the Company, to be voted at an Special  Meeting of Shareholders, or the Meeting, and at any adjournment thereof, pursuant to the accompanying Notice of Special  Meeting of Shareholders. The Meeting will be held at 8:30 a.m. (Israel time) on Wednesday, April 8, 2020, at our offices at 7 Golda Meir St., Weizmann Science Park, Ness Ziona, Israel.

This Proxy Statement, the attached Notice of Special Meeting of Shareholders and the enclosed proxy card or voting instruction card are being made available on or about Friday, March 6, 2020 to holders of Sol-Gel ordinary shares.

You are entitled to receive notice of, and to vote at, the Meeting, if you hold ordinary shares as of the close of business on Monday, March 2, 2020, the record date for the Meeting. You can vote your shares by attending the Meeting or by following the instructions under “How You Can Vote” below. Our Board urges you to vote your shares so that they will be counted at the Meeting or at any postponements or adjournments of the Meeting.

Agenda Items

The Meeting is being called for the following purposes:

(1)	To approve a private placement to M. Arkin Dermatology Ltd., the Company’s controlling shareholder; and

(2)	To approve an amendment to the 2014 Share Incentive Plan to increase the maximum number of ordinary shares of the Company reserved for issuance thereunder by 912,230 ordinary shares.

The Company is currently unaware of any other matters that will come before the Meeting. Should any other matters be properly presented at the Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Board Recommendation

Our Board unanimously recommends that you vote “FOR” each of the above proposals.

Quorum

On February 28, 2020, we had 22,499,155 ordinary shares issued and outstanding. Each ordinary share outstanding as of the close of business on the record date, March 2, 2020, is entitled to one vote upon each of the proposals to be presented at the Meeting. Under our Articles of Association, the Meeting will be properly convened if at least two shareholders attend the Meeting in person or sign and return proxies, provided that they hold shares representing thirty three and one-third (33.33%) or more of our voting power. If a quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned for one week (to the same day, time and place), or to a day, time and place determined by the Board of Directors (which may be earlier or later than said time). At such adjourned meeting the presence of any number of shareholders in person or by proxy (regardless of the voting power represented by their shares) will constitute a quorum for the business which the original Special Meeting was called.

Vote Required for Approval of the Proposals

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (which excludes abstentions) is necessary for the approval of each of the proposals. Apart from for the purpose of determining a quorum, broker non-votes will not be counted as present and are not entitled to vote.

In addition, the approval of Proposal 1 requires that either of the following two voting requirements be met as part of the approval by an ordinary majority of shares present and voting thereon:

●	approval by a majority of the votes of shareholders who do not have a personal interest in the approval of the proposal that is voted at the Meeting, excluding abstentions; or

●
the total number of shares held by shareholders who do not have a personal interest in the proposal (as described in the previous bullet-point) that is voted against the proposal does not exceed two percent (2%) of the aggregate voting rights in our Company.

A “personal interest” of a shareholder, for purposes of Proposal 1 is (1) a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of any of his or her relatives (which includes for these purposes foregoing shareholder’s spouse, siblings, parents, grandparents, descendants, and spouse’s descendants, siblings, and parents, and the spouse of any of the foregoing); (ii) a personal interest of a corporation in which a shareholder or any of his/her aforementioned relatives serves as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer; and (iii) a personal interest of an individual voting via a power of attorney given by a third party (even if the empowering shareholder has no personal interest), and the vote of an attorney-in-fact shall be considered a personal interest vote if the empowering shareholder has a personal interest, and all with no regard as to whether the attorney-in-fact has voting discretion or not, but (2) excludes a personal interest arising solely from the fact of holding shares in the Company.

Shareholders that have a personal interest are qualified to participate in the vote on Proposal 1; however, the vote of such shareholders may not be counted towards the majority requirement described in the first bullet point above and will not count towards the 2% threshold described in the second bullet point above.

A shareholder must inform our Company before the vote (or if voting by proxy, indicate on the proxy card) whether or not such shareholder has a personal interest, and failure to do so disqualifies such shareholder from participating in the vote on Proposal 1. If you believe that you, or a related party of yours, possesses a personal interest and you wish to participate in the vote on Proposal 1, you should indicate the existence of a personal interest on the enclosed proxy card or on the voting instruction form (if applicable) and should furthermore contact our Corporate Controller, Eyal Ben-Or, at +972-8-931-3437 or Eyal.Ben-Or@sol-gel.com, who will advise you as to how to submit your vote for that proposal. If you hold your shares in “street name” (i.e., shares that are held through a bank, broker or other nominee) and believe that you possess a personal interest in the approval of Proposal 1, you may also contact the representative managing your account, who could then contact our Corporate Controller on your behalf.

How You Can Vote

You can vote your shares by attending the Meeting or by completing and signing a proxy card or voting instruction form. If you are a shareholder of record, that is, your shares are registered directly in your name with our transfer agent, American Stock Transfer & Trust Company, these proxy materials are being sent directly to you. The form of proxy card that has been sent to you can be completed, signed and returned in the envelope that was enclosed with it, or executed electronically via www.proxyvote.com by utilizing the control number sent to you.  This provides the primary means for authorizing the voting of your ordinary shares without attending the Meeting in person. You may change your mind and cancel your proxy card by sending us written notice, by signing and returning a proxy card with a later date, or by voting in person or by proxy at the Meeting. We will not be able to count a proxy card unless we receive it at our principal executive offices at 7 Golda Meir St., Weizmann Science Park, Ness Ziona, 7403650, Israel, or Broadridge receives it in the enclosed envelope, not later than 5:00 pm (Israel time) on Monday, April 6, 2020 or such shorter period prior to the Meeting as the Chairman of the Meeting may determine.

If your ordinary shares are held in a brokerage account or by a trustee or nominee, you are considered to be the beneficial owner of shares held in “street name,” and these proxy materials are being forwarded to you together with a voting instruction form by the broker, trustee or nominee or an agent hired by the broker, trustee or nominee. Please follow the instructions provided by your broker, trustee or nominee to direct them how to vote your shares. Shareholders who hold their shares in street name may be able to utilize the control number appearing on their voting instruction form to submit their voting instruction to their brokers, trustees or nominees by other means, if so indicated on their voting instruction form. All votes should be submitted by 5:00 pm (Israel time) on Monday, April 6, 2020 (or such other deadline as may be indicated on the voting instruction form) in order to be counted towards the tally of ordinary shares voted at the Meeting (unless the Chairman of the Meeting extends that deadline). Alternatively, if you wish to attend the Meeting and vote in person, you must obtain a “legal proxy” from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the Meeting.

If you provide specific instructions (by marking a box) with regard to the proposals, your shares will be voted as you instruct. If you sign and return your proxy card without giving specific instructions with respect to a particular proposal, your shares may be voted in favor of the proposal, in accordance with the recommendation of the Board. However, if you are a beneficial owner of shares and do not specify how you want to vote on your voting instruction form, your broker will not be permitted to instruct the depositary to cast a vote with respect to that proposal (commonly referred to as a “broker non-vote”). In that circumstance, the shares held by you will be included in determining the presence of a quorum at the Meeting, but are not considered “present” for the purpose of voting on the relevant proposal. Such shares have no impact on the outcome of the voting on such proposal. If your shares are held of record by a bank, broker, or other nominee, we urge you to give instructions to your bank, broker, or other nominee as to how your shares should be voted so that you thereby participate in the voting on these important matters. In all cases, you must remember to indicate in writing and/or contact the Company if you have a personal interest in the approval of Proposal 1. If you sign and return your proxy card or voting instruction form, the persons named as proxies will vote in their discretion on any other matters that properly come before the Meeting.

Who Can Vote

You are entitled to receive notice of the Meeting and to vote at the Meeting if you are a shareholder of record at the close of business on March 2, 2020. You are also entitled to notice of the Meeting and to vote at the Meeting if you held ordinary shares through a bank, broker or other nominee that is one of our shareholders of record at the close of business on March 2, 2020, or which appear in the participant listing of a securities depository on that date.

Revocation of a Proxy

Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with us a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. Unless otherwise indicated on the form of proxy, shares represented by any proxy in the enclosed form, if the proxy is properly executed and received by the Company at least 48 hours (or such shorter period as the Chairman of the Meeting may determine) prior to the Meeting, will be voted in favor of the proposal and any other matters that may be presented to the Meeting, as described above.

Solicitation of Proxies

Proxies are being distributed to shareholders on or about Friday, March 6, 2020. Certain officers, directors, employees, and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, email, or other personal contact. We will bear the cost for the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares.  In addition, we have retained The Proxy Advisory Group, LLC to assist in the solicitation of proxies.

Voting Results

The final voting results will be tallied by the Company’s Corporate Controller based on the information provided by the Company’s transfer agent or otherwise, and the overall results of the Meeting will be published following the Meeting in a report on Form 6-K that will be furnished to the U.S. Securities and Exchange Commission, or the SEC.

Availability of Proxy Materials

Copies of the proxy card, the notice of the Meeting and this Proxy Statement are available at the “Investor Relations” portion of our Company’s website, http://ir.sol-gel.com/. The contents of that website are not a part of this Proxy Statement.

PROPOSAL NO. 1

APPROVAL OF PRIVATE PLACEMENT TO M. ARKIN DERMATOLOGY LTD., THE
COMPANY’S CONTROLLING SHAREHOLDER

Shareholders are being requested to approve a private placement to M. Arkin Dermatology Ltd., the controlling shareholder of the Company. Under the Companies Law an extraordinary transaction with a controlling shareholder or in which a controlling shareholder has a personal interest, including a private placement in which a controlling shareholder has a personal interest, requires the approval of each of  (i) the audit committee (compensation committee if the transaction involves terms of the engagement with the company), (ii) the board of directors and (iii) the shareholders, in that order. In addition, the shareholder approval must fulfill one of the following requirements:

•	approval by a majority of the votes of shareholders who do not have a personal interest in the approval of the proposal that is voted at the Meeting, excluding abstentions; or

•
the total number of shares held by shareholders who do not have a personal interest in the proposal (as described in the previous bullet-point) that is voted against the proposal does not exceed two percent (2%) of the aggregate voting rights in our Company.

On February 19, 2020, the Company closed an underwritten public offering (the “Public Offering”) of 2,091,907 ordinary shares together with ordinary share warrants to purchase 1,673,525 ordinary shares at a combined Public Offering price of $11.00 per ordinary share and accompanying ordinary share warrant. Each ordinary share warrant sold in the Public Offering is exercisable for 0.80 of an ordinary share and has an initial exercise price of $14.00 per share, subject to certain adjustments. The ordinary share warrants are immediately exercisable and will expire on February 19, 2023.  Gross proceeds to the Company from the Public Offering, before deducting underwriting discounts and commissions and other offering expenses and excluding the exercise of any warrants and the proceeds of the Private Placement (as defined below), were approximately $23 million.

In addition to the securities sold in the Public Offering, M. Arkin Dermatology Ltd., the controlling shareholder of the Company (“Arkin Dermatology”), agreed to purchase 454,628 ordinary shares and ordinary share warrants to purchase up to 363,702 ordinary shares in a private placement (the “Private Placement”) exempt from the registration of the Securities Act of 1933, as amended (the “Securities Act”).  The Private Placement would be at the same price of $11.00 per ordinary share and accompanying ordinary share warrant and otherwise be on the same terms as the investors in the Public Offering except that the ordinary shares and ordinary share warrants issued in the Private Placement would not be registered under the Securities Act. Mr. Moshe Arkin, the chairman of our board of directors, is the sole shareholder of Arkin Dermatology.

The Company’s audit committee and Board of Directors approved the Private Placement after determining that the commitment of Arkin Dermatology to invest in the Company on the same terms as the investors in the Public Offering was important for the success of the Public Offering because it demonstrated Arkin Dermatology’s confidence in the Company.  In addition, the audit committee and Board of Directors determined that the investment would assist in funding pre-commercialization and launch activities for Epsolay® and Twyneo®. As result, the audit committee and the Board of Directors recommend that the shareholders vote “FOR” the proposed resolution.

 It is proposed that the following resolution be adopted at the Meeting:

 “RESOLVED, to approve the private placement to M. Arkin Dermatology Ltd., the Company’s controlling shareholder.”

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (excluding abstentions) is required to adopt the proposed resolution.  In addition, the approval of the proposal requires that either of the following two voting requirements be met:

●	approval by a majority of the votes of shareholders who do not have a personal interest in the approval of the proposal that is voted at the Meeting, excluding abstentions; or

●
the total number of shares held by shareholders who do not have a personal interest in the proposal (as described in the previous bullet-point) that is voted against the proposal does not exceed two percent (2%) of the aggregate voting rights in our Company.

The Board of Directors and audit committee recommend that the shareholders vote “FOR” the proposed resolution.

PROPOSAL NO. 2

APPROVAL OF AMENDMENT TO THE 2014 SHARE INCENTIVE PLAN TO INCREASE
THE MAXIMUM NUMBER OF ORDINARY SHARES OF THE COMPANY RESERVED
FOR ISSUANCE THEREUNDER

The Company’s 2014 Share Incentive Plan (the “Plan”) affords an incentive to employees, directors, officers, consultants, advisors and any other persons or entities which provide services to the Company to increase their efforts on behalf of the Company and to promote the success of the Company’s business by authorizing issuance or grants of ordinary shares, restricted shares, options, restricted share units and other share-based awards.

The Company's compensation committee, followed by the Board of Directors, approved an amendment to the Plan to increase the maximum number of ordinary shares of the Company that may be issued under the Plan by 912,230 ordinary shares to 2,262,230 ordinary shares in the aggregate, which includes 47,179 ordinary shares already issued under the Plan following the exercise of options and the vesting of restricted share units as of February 28, 2020. Following the proposed increase, the maximum number of ordinary shares that may be issued under the Plan (excluding ordinary shares already issued following the exercise of options and vesting of restricted share units) would represent approximately 8.71% of the Company's issued and outstanding share capital on a fully-diluted basis. The compensation committee and Board of Directors determined that that an increase in the number of ordinary shares that may be issued under the Plan is in the best interests of the Company due to the insufficient number of ordinary shares that remain available for grant of equity awards under the Plan to attract and retain employees. The compensation committee and Board of Directors also determined to remove language in the Plan enabling the Board of Directors to increase the number of ordinary shares that may be issued under the Plan without amending the Plan. The proposed amendments to the Plan are set forth on Annex A attached hereto and are marked to show changes against the current Plan.

It is proposed that the following resolutions be adopted at the Meeting:

“RESOLVED, to approve an amendment to the 2014 Share Incentive Plan to increase the maximum number of ordinary shares of the Company issuable thereunder by 912,230 ordinary shares and approve such other amendments set forth on Annex A hereto.”

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (excluding abstentions) is required to adopt the proposed resolution.

The Board and the compensation committee recommend that the shareholders vote “FOR” the proposed resolution.

OTHER MATTERS

Our Board does not intend to bring any matters before the Meeting other than those specifically set forth in the Notice of Special Meeting of Shareholders and knows of no matters to be brought before the Meeting by others. If any other matters properly come before the Meeting, it is the intention of the persons named in the accompanying proxy to vote such proxy in accordance with their judgment and based on the recommendation of the Board.

ADDITIONAL INFORMATION

 The Company’s annual report on Form 20-F, filed with the SEC on March 21, 2019, is available for viewing and downloading on the SEC’s website at www.sec.gov as well as under the Investor Relations section of the Company’s website at http://ir.sol-gel.com.

 The Company is subject to the information reporting requirements of the Securities Exchange Act of 1934 (the “Exchange Act”) applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the SEC. The Company’s SEC filings are also available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that the Company is subject to those proxy rules.

Ness Ziona, Israel

March 6, 2020

Annex A – Amendments to 2014 Share Incentive Plan

5.	SHARES.

5.1.          The maximum aggregate number of Shares that may be issued pursuant to Awards under this Plan (the “Pool”) shall ~~initially~~ be 2,262,230 ~~____________~~ authorized but unissued Shares (except and as adjusted pursuant to Section 14.1 of this Plan)~~, or such other number as the Board may determine from time to time (without the need to amend the Plan in case of such determination)~~.  However, except as adjusted pursuant to Section 14.1, in no event shall more than such number of Shares included in the Pool, as adjusted in accordance with Section 5.2, be available for issuance pursuant to the exercise of Incentive Stock Options.

5.2.          Any Shares (a) underlying an Award granted hereunder that has expired, or was cancelled, terminated, forfeited or, repurchased or settled in cash in lieu of issuance of Shares, for any reason, without having been exercised; (b) if permitted by the Company, tendered to pay the Exercise Price of an Award, or withholding tax obligations with respect to an Award; or (c) if permitted by the Company, subject to an Award that are not delivered to a Grantee because such Shares are withheld to pay the Exercise Price of such Award, or withholding tax obligations with respect to such Award; shall automatically, and without any further action on the part of the Company or any Grantee, again be available for grant of Awards and Shares issued upon exercise of (if applicable) vesting thereof for the purposes of this Plan (unless this Plan shall have been terminated) or unless the Board determines otherwise.  Such Shares may, in whole or in part, be authorized but unissued Shares, treasury shares (dormant shares) or Shares otherwise that shall have been or may be repurchased by the Company (to the extent permitted pursuant to the Companies Law).

5.3.          Any Shares under the Pool that are not subject to outstanding or exercised Awards at the termination of this Plan shall cease to be reserved for the purpose of this Plan.

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